Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and is not intended to and does not constitute, or form part of, any offer to purchase or subscribe for or an invitation to purchase or subscribe for any securities of the Company, in any jurisdiction, whether in Hong Kong or the United States or elsewhere, nor shall there be any sale, issuance or transfer of securities of the Company in any jurisdiction in contravention of applicable law. This announcement does not constitute a prospectus, offering circular, notice, circular, brochure or advertisement offering to sell any securities of the Company to the public in Hong Kong or any other jurisdiction, nor is it an invitation to the public to make offers to subscribe for or purchase any securities of the Company, nor is it calculated to invite offers by the public to subscribe for or purchase any securities of the Company. This announcement must not be regarded as an inducement to subscribe for or purchase any securities of the Company, and no such inducement is intended. Neither the Company nor its sales agents nor any of their respective affiliates and advisers is offering, or is soliciting offers to buy, any securities of the Company in Hong Kong or any other jurisdiction through the publication of this announcement.

The convertible senior notes have not been and will not be registered in Hong Kong or under the United States Securities Act 1933, and may not be offered or sold in Hong Kong or the United States absent registration or an exemption from registration. Any public offering of convertible senior notes to be made in Hong Kong or the United States will be made by means of a prospectus that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any of the convertible senior notes in Hong Kong or the United States.

This announcement is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the applicable laws or regulations of such jurisdiction.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

COMPLETION OF US$690 MILLION CONVERTIBLE SENIOR NOTES AND THE CONCURRENT DELTA OFFERING

Reference is made to the announcements of Bilibili Inc. (“Bilibili” or the “Company”) dated May 21, 2025 and May 23, 2025 (the “Announcements”) in relation to (i) the offering of US$600 million in aggregate principal amount of convertible senior notes due 2030 (the “Notes Offering”), (ii) the grant of an option to the initial purchasers in the Notes Offering to purchase up to an additional US$90 million principal amount of such notes, exercisable for settlement within a 30-day period beginning on, and including, the date on which such notes are first issued, (iii) the Concurrent Delta Offering, and (iv) the Concurrent Repurchase. Unless otherwise defined, defined terms used in this announcement shall have the same meaning as those in the Announcements.

The Company today announced (i) the completion of its offering of US$690 million in aggregate principal amount of convertible senior notes due 2030, including the Initial Purchasers’ full exercise of option to purchase an additional US$90 million in aggregate principal amount of such notes, and (ii) the completion of the Concurrent Delta Offering, being a concurrent offering of its 10,281,240 Class Z ordinary shares that have been borrowed from non-affiliate third parties and offered in a separate underwritten offering.

By Order of the Board
Bilibili Inc.
Rui Chen
Chairman

Hong Kong, May 23, 2025

As at the date of this announcement, the Board comprises Mr. Rui CHEN as the chairman, Ms. Ni LI and Mr. Yi XU as Directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent Directors.

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